Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Obsidian Energy Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Obsidian Energy Ltd. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of loss, changes in equity and cash flows, for each of the years then ended, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company may need additional liquidity and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of IFRS 16

As discussed in Note 3q to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16, Leases.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 30, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

“signed” Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2015.

Calgary, Canada

March 30, 2020

OBSIDIAN ENERGY 2019	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Obsidian Energy Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Obsidian Energy Ltd.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Obsidian Energy Ltd. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of loss, changes in equity and cash flows for the years then ended, and the related notes and our report dated March 30, 2020 expressed an unqualified opinion thereon.

Basis of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

OBSIDIAN ENERGY 2019	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

“signed” Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

March 30, 2020

OBSIDIAN ENERGY 2019	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at December 31
(CAD millions)	Note	2019	2018
Assets
Current
Cash		$1	$2
Restricted cash		2	—
Accounts receivable	10	62	53
Risk management	10	—	9
Other		12	12
Lease receivable	4	9	—
Assets held for sale	5	83	—

		169	76

Non-current
Lease receivable	4	30	—
Property, plant and equipment	6	1,705	2,574

		1,735	2,574

Total assets		$1,904	$2,650

Liabilities and Shareholders’ Equity
Current
Bank overdraft		$—	$2
Accounts payable and accrued liabilities		111	143
Current portion of long-term debt	7	434	17
Current portion of lease liabilities	8	29	—
Current portion of provisions	9	16	28
Liabilities related to assets held for sale	5	13	—

		603	190
Non-current
Long-term debt	7	27	402
Lease liabilities	8	85	—
Provisions	9	97	186
Other non-current liabilities	14,18	—	4

		812	782

Shareholders’ equity
Shareholders’ capital	13	2,187	2,185
Other reserves	13	102	99
Deficit		(1,197)	(416)

		1,092	1,868

Total liabilities and shareholders’ equity		$1,904	$2,650

Basis of presentation (Note 2a)

Subsequent events (Note 6, 7, 8 and 10)

Commitments and contingencies (Note 18)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Obsidian Energy Ltd.:

“signed”	“signed”

Gordon Ritchie Chairman	Raymond D. Crossley Director

OBSIDIAN ENERGY 2019	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 4

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

		Year ended December 31
(CAD millions, except per share amounts)	Note	2019	2018
Oil and natural gas sales and other income	11	$418	$444
Royalties		(31)	(36)

		387	408
Risk management loss	10	(15)	(26)

		372	382

Expenses
Operating	20	139	158
Transportation		27	36
General and administrative	20	20	24
Restructuring		4	16
Share-based compensation	14	5	6
Depletion, depreciation, impairment and accretion	6,9	913	411
Loss (gain) on dispositions	6	1	(3)
Provisions	9	(9)	(6)
Foreign exchange loss (gain)	7	(3)	8
Financing	7	40	21
Other	18	23	16

		1,160	687

Loss before taxes		(788)	(305)

Deferred tax recovery	12	—	—

Net and comprehensive loss		$(788)	$(305)

Net loss per share
Basic	15	$(10.81)	$(4.22)
Diluted	15	$(10.81)	$(4.22)
Weighted average shares outstanding (millions)
Basic	15	73.0	72.3
Diluted	15	73.0	72.3

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2019	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 5

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Year ended December 31
(CAD millions)	Note	2019	2018
Operating activities
Net income (loss)		$(788)	$(305)
Other income	4	(2)	—
Depletion, depreciation, impairment and accretion	6,9	913	411
Loss (gain) on dispositions	6	1	(3)
Provisions	9	(9)	(6)
Financing	7,9	7	—
Share-based compensation	14	5	7
Unrealized risk management loss (gain)	10	9	(59)
Unrealized foreign exchange loss (gain)	7	(6)	—
Restructuring		—	8
Other		3	—
Decommissioning expenditures	9	(14)	(9)
Onerous office lease settlements	9	(2)	(13)
Change in non-cash working capital	16	(40)	68

		77	99

Investing activities
Capital expenditures		(103)	(168)
Property dispositions, net	6	11	13
Change in non-cash working capital	16	(9)	(6)

		(101)	(161)

Financing activities
Lease receivable receipts	4	9	—
Lease liabilities settlements	8	(30)	—
Increase in long-term debt	7	62	84
Repayments of senior notes	7	(17)	(32)
Realized foreign exchange loss on repayments	7	3	8

		27	60

Change in cash and cash equivalents		3	(2)
Cash and cash equivalents, beginning of year		—	2

Cash and cash equivalents, end of year		$3	$—

Cash and cash equivalents includes cash and bank overdraft.

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2019	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 6

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2019	3	$2,185	$99	$(409)	$1,875
Net and comprehensive loss		—	—	(788)	(788)
Share-based compensation	14	—	5	—	5
Issued on exercise of options	13	2	(2)	—	—

Balance at December 31, 2019		$2,187	$102	$(1,197)	$1,092

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2018		$2,181	$96	$(111)	$2,166
Net and comprehensive loss		—	—	(305)	(305)
Share-based compensation	14	—	7	—	7
Issued on exercise of options	13	4	(4)	—	—

Balance at December 31, 2018		$2,185	$99	$(416)	$1,868

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2019	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 7

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 10)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy” or the “Company”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across its portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The annual consolidated financial statements include the accounts of Obsidian Energy, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that Obsidian Energy will be able to realize its assets and discharge its liabilities in the normal course of business.

As at December 31, 2019, Obsidian Energy was in compliance with all financial covenants on our syndicated credit facility and senior notes and had sufficient liquidity under our syndicated credit facility. Subsequent to December 31, 2019, the Company has negotiated to eliminate our Debt to Adjusted EBITDA covenant, thus Management’s going concern assessment at December 31, 2019 focused on liquidity capacity over the next 12 months. Based on strip pricing as of March 27, 2020, the Company is currently forecasting that sufficient liquidity exists under our syndicated credit facility. Additionally, under the Company’s current forecast, sufficient liquidity exists under situations where further potential strip price reductions occur due to a combination of excess capacity and the ability to implement additional proactive actions within the Company’s control.

However, due to significant commodity price volatility currently due to the COVID-19 pandemic, potential increased production supply from OPEC and Russia and potential lack of storage forcing production shut-ins, future significant decreases to commodity prices may occur which could impact future cash flows and cause uncertainty as to whether the Company has sufficient liquidity throughout 2020. As a result, the Company may be required to obtain additional financing to increase liquidity, which is uncertain at this time. As such, there is a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These financial statements do not include adjustments in the carrying values of the assets and liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

b) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 10.

The annual consolidated financial statements of the Company for the year ended December 31, 2019 were approved for issuance by the Board of Directors on March 30, 2020.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 8

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes and determining whether a CGU has an impairment indicator. Management has performed an assessment of the Company’s ability to comply with liquidity requirements for the 12-month period ending December 31, 2020. This assessment includes judgements relating to future production volumes, forward commodity pricing, future costs including capital, operating and general and administrative, forward foreign exchange rates, interest rates, and income taxes, all of which are subject to measurement uncertainty.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve and resource estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Obsidian Energy engages an independent qualified reserve evaluator to evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future crude oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will be exceeded. Obsidian Energy reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Contingent Resources are defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, operational, political and regulatory matters or a lack of markets. The estimate of contingent resources may be included as part of the recoverable amount in the impairment test.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 9

Obsidian Energy cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

ii) Recoverability of asset carrying values

Obsidian Energy assesses our property, plant and equipment (“PP&E”) for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Decommissioning liability

Obsidian Energy recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

iv) Office lease liability

Obsidian Energy recognizes a provision for certain onerous office lease commitments in the consolidated financial statements at the net present value of future lease payments the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The office lease liability relates to the non-lease component that does not qualify as a lease component under IFRS 16. The measurement of the office lease liability involves the use of assumptions including the discount rate, actual settlement amounts and estimates of future recoveries. Actual costs and cash outflows may differ from the estimates as a result of the changes in the noted assumptions.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes model. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Obsidian Energy records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 10

viii) Litigation

Obsidian Energy records provisions related to legal matters if it is probable that the Company will not be successful in defending the claim and if an amount can be reasonably estimated. Determining the probability of a claim being defended is subject to considerable judgment. Additionally, the potential claim is generally a wide range of figures and a single estimate must be made when recording a provision. Contingencies will only be resolved or unfounded when one or more future events occur. The assessment of contingencies involves significant judgment and estimates of the potential outcome of future events.

b) Business combinations

Obsidian Energy uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Obsidian Energy to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the closing date of the acquisition.

c) Revenue

Obsidian Energy generally recognizes crude oil, natural gas and natural gas liquids (“NGLs”) revenue when title passes from Obsidian Energy to the purchaser or, in the case of services, as contracted services are performed. Production revenues are determined pursuant to the terms outlined in contractual agreements and are based on fixed or variable price components. The transaction price for crude oil, natural gas and NGLs is based on the commodity price in the month of production, adjusted for various factors including product quality and location. Commodity prices are based on monthly or daily market indices.

Performance obligations in the contract are fulfilled on the last day of the month with payment typically on the 25th day of the following month. All of the Company’s significant revenue streams are located in Alberta.

d) Joint arrangements

The consolidated financial statements include Obsidian Energy’s proportionate interest of jointly controlled assets and liabilities and our proportionate interest of the revenue, royalties and operating expenses. A significant portion of Obsidian Energy’s exploration and development activities are conducted jointly with others and involve joint operations. Under such arrangements, Obsidian Energy has the exclusive rights to our proportionate interest in the assets and the economic benefits generated from its share of the assets. Income from the sale or use of Obsidian Energy’s interest in joint operations and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Obsidian Energy and the amounts can be reliably measured.

The Peace River Oil Partnership is a joint operation and Obsidian Energy records our 55 percent interest of revenues, expenses, assets and liabilities.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 11

e) Transportation expense

Transportation costs are paid by Obsidian Energy for the shipping of natural gas, crude oil and natural gas liquids from the wellhead to the point where title transfer to buyers. These costs are recognized as services are received.

f) Foreign currency translation

Obsidian Energy and each of our subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

g) PP&E

i) Measurement and recognition

Oil and gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Obsidian Energy and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E and additions to the decommissioning liability.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Obsidian Energy includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The turnaround component has an estimated useful life of three to five years and the corporate asset component has an estimated useful life of 10 years.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 12

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Obsidian Energy’s derecognition policies.

v) Impairment of oil and natural gas properties

Obsidian Energy reviews oil and gas properties for circumstances that indicate our assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Obsidian Energy completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost to sell method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion, depreciation and impairment.

vi) Other Property, Plant and Equipment

Obsidian Energy’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

h) Share-based payments

The fair value of units granted under the Restricted and Performance Share Unit Plan (“RPSU” plan) following the equity method is recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the units based on a graded vesting schedule. Obsidian Energy measures the fair value of units granted under this plan at the grant date using the share price from the Toronto Stock Exchange (“TSX”). The fair value is based on market prices and considers the terms and conditions of the units granted.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 13

The fair value of options granted under the Stock Option Plan (the “Option Plan”) is recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Obsidian Energy measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

The fair value of awards granted under the Deferred Share Unit Plan (“DSU”), Performance Share Unit Plan (“PSU”) and the RPSU plan following the liability method are based on a fair value calculation on each reporting date using the awards outstanding and Obsidian Energy’s share price from the TSX on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

i) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The decommissioning liability is the present value of Obsidian Energy’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

iii) Office lease liability

The office lease liability is the net present value of future lease payments that the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The office lease liability relates to the non-lease component that does not qualify as a lease component under IFRS 16. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments less sub-lease recoveries are charged to the liability as the costs are incurred.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 14

j) Leases

Policy Applicable from January 1, 2019

At inception of entering into a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company considers the following:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the asset, which occurs if either;

•	the Company has the right to operate the asset; or

•	the Company designed the asset in a way that predetermines how and for what purpose it will be used.

Obsidian Energy recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of right-of-use assets are determined based on the length of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate. The consideration used to measure the lease liability includes all fixed payments and variable lease payments that depend on an index or rate under the arrangement. Subsequently, the lease liability is measured at amortized cost using the effective interest method and is re-measured when there is a change in the future lease payments.

In-scope leases

Upon adoption of IFRS 16, the Company identified certain office leases, transportation commitments, vehicle leases and surface leases in-scope under the standard.

•	Office lease commitments pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize the Company’s net exposure under the leases;

•	Transportation commitments related to costs for future pipeline access;

•	Vehicle leases relate to commitments for usage of vehicles; and

•	Surface leases allow access to land at a natural gas or oil treatment facility and beyond.

Obsidian Energy has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, which include information technology equipment and field equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy Applicable before January 1, 2019

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 15

k) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends, if paid, are at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

l) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Obsidian Energy computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices. Anti-dilutive shares are excluded from the diluted earnings per share calculation.

m) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the Consolidated Statements of Income (Loss) as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Obsidian Energy uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is probable that the related tax benefit will be realized.

n) Financial instruments

Obsidian Energy recognizes financial assets and financial liabilities, including derivatives, on the Consolidated Balance Sheets when the Company becomes a party to the contract. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 16

Classification and Measurement of Financial Instruments

The classification of financial assets is determined by their context in Obsidian Energy’s business model and by the characteristics of the financial asset’s contractual cash flows.

Financial assets and financial liabilities are measured at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification, as described below:

•	Cash and cash equivalents (includes cash and bank overdraft), accounts receivable, accounts payable and accrued liabilities and long-term debt are measured at amortized cost.

•

Risk management contracts, all of which are derivatives, are measured initially at fair value through profit or loss and are subsequently measured at fair value with changes in fair value immediately charged to the Consolidated Statements of Income (Loss).

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Impairment of Financial Assets

Financial assets are assessed with an expected credit loss (“ECL”) model. The impairment model applies to financial assets measured at amortized cost, a lease receivable, a contract asset or a loan commitment and a financial guarantee.

o) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

p) Classification of debt or equity

Obsidian Energy classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Obsidian Energy’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17

q) New Accounting Policies

IFRS 16

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognize assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019.

Obsidian Energy applied IFRS 16 with an initial adoption date of January 1, 2019, resulting in a change to our accounting policy for lease contracts as detailed below. The Company applied IFRS 16 using the modified retrospective approach under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

As a lessee, the Company previously classified leases as operating or finance leases based on our assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company. Under IFRS 16, the Company recognizes right-of-use assets in property, plant and equipment and lease liabilities for most leases.

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

i) Practical expedients

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;

•	Applied the exemption to not recognize right-of-use assets and liabilities for leases with less than 12 months of lease term;

•

Applied the exemption to not recognize leases of low value assets on the consolidated balance sheet. Payments for these leases will be disclosed in the notes to the consolidated financial statements; and

•	Placed reliance on the Company’s previous assessment of onerous contracts under IAS 37 immediately before the date of initial application as an alternative to performing an impairment assessment.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 18

ii) January 1, 2019 impact

The impacts of the adoption of IFRS 16 as at January 1, 2019 are as follows:

	Notes	As reported at December 31, 2018	Adjustments	Balance on adoption as at January 1, 2019
Assets
Current portion of lease receivable	b)	$—	$9	$9
Long-term portion of lease receivable	b)	—	34	34
Property, plant and equipment	a)	—	37	37
Liabilities and Shareholders’ Equity
Current portion of lease liability	c)	—	30	30
Current portion of provisions	d)	16	(12)	4
Long-term portion of lease liability	c)	—	106	106
Long-term portion of provisions	d)	69	(51)	18
Deficit	d)	$416	$(7)	$409

a) Right-of-use assets

The Company measured its right-of-use assets at the amount equal to the lease liability less any amount previously recorded as onerous contract provision under IAS 37. There was no impact to retained earnings upon adoption.

b) Sublease contracts

The Company analyzed the classification of sublease contracts previously classified as operating leases under IAS 17. The Company determined that certain subleases met the requirements of finance leases under IFRS 16. These are recorded as Lease receivable.

c) Lease liabilities

The Company recorded lease liabilities on contracts previously classified as operating leases under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate at January 1, 2019. The incremental borrowing rate used in the calculation was 6.0 percent.

d) Onerous contract provisions

For the Company’s office lease provision, the Company applied the practical expedient to use its previous assessment under IAS 37 for onerous contracts. This resulted in a reduction of $63 million to the Company’s office lease provision that was classified as an onerous contract and a reduction in deficit of $7 million.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 19

iii) Reconciliation of commitments to lease liability

The following table reconciles the Company’s commitments at December 31, 2018 to the Company’s lease liabilities as at January 1, 2019:

Total
Long-term debt	$419
Transportation	41
Power infrastructure	9
Interest obligations	27
Office lease	201
Decommissioning liability	129

Total at December 31, 2018	$826
Commitments that do not contain a lease	(607)
Office Lease—Non-Lease Components	(66)
Operating lease under IAS 17	9
Discounting impact	(26)

Lease liabilities as at January 1, 2019	$136

4. Lease receivable

Lease receivable relates to the lease component of sub-leased office space. Total lease receivable included in the consolidated balance sheet is as follows:

Year ended December 31
2019
Balance, beginning of year	$43
Additions	3
Finance income	2
Lease payments received	(9)

Balance, end of year	$39

Current portion	$9
Long-term portion	$30

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 20

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received after the reporting date:

As at December 31
2019
2020	$9
2021	9
2022	9
2023	9
2024	9
Thereafter	1

Total undiscounted payments	$46
Unearned finance income	(7)

Lease receivable	$39

5. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	As at December 31
	2019	2018
Assets held for sale
Cash	$2	$—
Accounts receivable	4	—
Property, plant and equipment	77	—

	$83	$—

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$6	$—
Decommissioning liability	7	—

	$13	$—

The Company is continuing to progress through a sales process for its interest in the Peace River Oil Partnership. As a result, the Company has classified these assets as held for sale at December 31, 2019.

In the second quarter of 2019, these assets were recorded at the lower of fair value less costs to sell and their carrying amount, resulting in a PP&E impairment loss of $130 million. The impairment expense was recorded as additional depletion, depreciation, impairment and accretion expense on the Consolidated Statements of Income (Loss).

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 21

6. Property, plant and equipment

Oil and Gas assets/Facilities, Corporate assets

Cost

	Oil and gas assets/Facilities	Corporate assets	Total
Balance at January 1, 2018	$10,463	$173	$10,636
Capital expenditures	167	1	168
Acquisitions	1	—	1
Dispositions	(10)	—	(10)
Net decommissioning dispositions (1)	(19)	—	(19)

Balance at December 31, 2018	$10,602	$174	$10,776
Capital expenditures	102	1	103
Dispositions	(52)	—	(52)
Transfer to assets held for sale	(423)	—	(423)
Net decommissioning dispositions (1)	(16)	—	(16)

Balance at December 31, 2019	$10,213	$175	$10,388

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

Accumulated depletion, depreciation and impairment

	Oil and gas assets/Facilities	Corporate assets	Total
Balance at January 1, 2018	$7,695	$122	$7,817
Depletion and depreciation	274	14	288
Impairments	107	—	107
Dispositions	(10)	—	(10)

Balance at December 31, 2018	$8,066	$136	$8,202
Depletion and depreciation	221	15	236
Impairments	658	—	658
Transfers to asset held for sale	(346)	—	(346)
Dispositions	(41)	—	(41)

Balance at December 31, 2019	$8,558	$151	$8,709

Net book value

	As at December 31
	2019	2018
Total	$1,679	$2,574

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 22

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets:

Cost

	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2019	$15	$17	$3	$2	$37
Additions (Terminations)	(2)	—	1	—	(1)

Balance, December 31, 2019	$13	$17	$4	$2	$36

Accumulated amortization
	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2019	$—	$—	$—	$—	$—
Amortization	3	6	1	—	10

Balance, December 31, 2019	$3	$6	$1	$—	$10

	As at December 31
Net book value	2019	2018
Total	$26	$—

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate Assets and Right-of-use assets is as follows:

	As at December 31
PP&E	2019	2018
Oil and Gas assets, Facilities, Corporate Assets	$1,679	$2,574
Right-of-use assets	26	—

Total	$1,705	$2,574

At December 31, 2019, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. As a result of the Company’s net asset value being higher than its market capitalization the Company concluded that an impairment indicator was present resulting in impairment tests being completed across all our CGUs (Cardium, Peace River, Viking and Legacy). The Company followed the value-in use method for our Cardium CGU and the fair value less cost to sell method for our Peace River, Viking and Legacy CGUs.

Under the Cardium value-in-use test, the recoverable amount was calculated using proved plus probable reserves. Incremental development drilling locations were included in the calculation and supported by contingent resource studies. The estimated recoverable amount in the value-in-use calculation was based on after-tax discount rates ranging from 9.5 to 15.5 percent based on an average weighted average cost of capital of oil and gas companies with comparable assets. The Company recorded a $450 million non-cash impairment primarily due to lower forecasted commodity prices and continued volatility in the Oil and Gas industry which caused us to increase our discount rate. At December 31, 2019, a one percent change in the discount rate would result in a $162 million impairment expense or recovery and a five percent change in the forecasted cash flows would result in a $202 impairment expense or recovery.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 23

For the Peace River, Viking and Legacy CGU tests, which were performed under the fair value less costs of disposal methodology, the recoverable amounts were calculated using proved plus probable reserves. The estimated recoverable amounts in the calculation were based on pre-tax discount rates ranging from 10 to 15 percent based on an average weighted average cost of capital of oil and gas companies with comparable assets. The fair value less costs of disposal values used to determine the recoverable amounts of the Company’s CGUs are classified as Level 3 fair value measures as certain key assumptions are not based on observable market data but rather management’s best estimates. As a result of completing the impairment tests, the Company recorded a $78 million non-cash impairment mainly due to lower commodity prices resulting in uneconomic properties within the Company’s Legacy CGU, which uneconomic properties we are currently abandoning. At December 31, 2019, for the Legacy CGU a one percent change in the discount rate would result in a $2 million impairment expense or recovery and a five percent change in the forecasted cash flows would have no impact on the impairment expense or recovery.

The following table outlines benchmark prices and assumptions, based on the Company’s independent reserve evaluators forecasts (Sproule Associates Limited), used in completing the impairment tests as at December 31, 2019.

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)	Inflation rate
2020	$61.00	$2.04	$0.76	0%
2021	65.00	2.27	0.77	1%
2022	67.00	2.81	0.80	2%
2023	68.34	2.89	0.80	2%
2024	69.71	2.98	0.80	2%
2025 – 2030	$74.75	$3.28	$0.80	2%
Thereafter (inflation percentage)	2%	2%	—	2%

Impairments have been recorded as Depletion, depreciation, impairment and accretion expense on the Consolidated Statements of Income (Loss).

Subsequent to December 31, 2019, there has been significant volatility with crude oil prices due to macro-economic uncertainty, mainly due to potential increased supply from OPEC and Russia, the economic impact of the COVID-19 outbreak and potential lack of storage forcing production shut-ins. Based on IFRS guidance, the Company has not reflected these subsequent conditions in the recoverable amount estimates within the Company’s impairment tests as at December 31, 2019. If this commodity price volatility persists, there is potential that indicators of impairment will be present as part of the Company’s impairment assessment in the first quarter of 2020.

7. Long-term debt

	As at December 31
	2019	2018
Bankers’ acceptances and prime rate loans	$399	$337
Senior secured notes – 2007 Notes
5.90%, US$5 million, maturing May 31, 2019	—	6
Senior secured notes – 2008 Notes
6.40%, US$4 million, maturing May 29, 2020 (1)	5	6
Senior secured notes – 2009 Notes
9.32%, US$8 million, maturing May 5, 2019	—	11
Senior secured notes – 2010 Q1 Notes
5.85%, US$10 million, maturing March 16, 2020 (1)	13	13
Senior secured notes – 2010 Q4 Notes
4.88%, US$13 million, maturing December 2, 2020 (1)	17	18
4.98%, US$6 million, maturing December 2, 2022 (1)	8	8
5.23%, US$2 million, maturing December 2, 2025 (1)	3	3
Senior secured notes – 2011 Notes
4.79%, US$12 million, maturing November 30, 2021	16	17

Total long-term debt	$461	$419

Current portion	$434	$17
Long-term portion	$27	$402

(1)	Subsequent to December 31, 2019, the Company entered into amending agreements to move the maturity dates on these senior notes to November 30, 2021.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24

At December 31, 2019, the term out period of the credit facility was November 30, 2020. As this was within one year of the balance sheet date, this resulted in the outstanding amount of the syndicated credit facility being presented as a current liability. Subsequent to December 31, 2019, the Company re-negotiated its syndicated credit facility which results in an extension of the term-out period to November 30, 2021. A revolving period reconfirmation date will occur on June 22, 2020, whereby the lenders may accelerate the end date of the term period to April 1, 2021, if the borrowing base is not re-confirmed.

In 2019, the Company repaid senior notes in the amount of $17 million as part of normal course maturities (2018 – $32 million).

There were no senior note issuances in either 2019 or 2018.

Additional information on Obsidian Energy’s senior secured notes was as follows:

	As at December 31
	2019	2018
Weighted average remaining life (years)	1.5	2.0
Weighted average interest rate	5.7%	5.8%

The estimated fair values of the principal and interest obligations of the outstanding senior secured notes were as follows:

	As at December 31
	2019	2018
2007 Notes	$—	$6
2008 Notes	5	6
2009 Notes	—	11
2010 Q1 Notes	13	13
2010 Q4 Notes	26	26
2011 Notes	15	15

Total	$59	$77

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. Subsequent to December 31, 2019, the Company entered into an amending agreement with its banking syndicate whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility is $550 million and $450 million, respectively. Additionally, the following terms were included in the amending agreement:

•	the revolving period under the agreement has been extended to May 31, 2021 with the end date of the term period extended to November 30, 2021;

•

a revolving period reconfirmation date will occur on June 22, 2020, whereby the lenders may accelerate the end date of the revolving period to June 30, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021; and

•	the next scheduled borrowing base redetermination will occur on November 30, 2020.

Additionally, subsequent to December 31, 2019, the Company agreed with holders of our senior notes to move the maturity dates of the notes due on March 16, 2020, May 29, 2020, December 2, 2020, December 2, 2022 and December 2, 2025 to November 30, 2021. Under the agreement, the senior notes maturity dates will be accelerated to April 1, 2021, if the borrowing base is not reconfirmed by the syndicated credit facility on June 22, 2020.

In September 2019, the Company announced the initiation of a formal strategic alternative process to maximize shareholder value, this process remains ongoing. Such strategic alternatives may include, but are not limited to, a corporate sale, merger or other business combination, a disposition of all or a portion of the Company’s assets, a recapitalization, a refinancing of its capital structure, or any combination of the foregoing. The Company continues to work through this process however there can be no guarantees on the outcome. The outcome of the strategic review process as well as various factors such as regulations and the commodity price environment lead to risk and uncertainty around revolving period reconfirmations and the terms on future renewals of the syndicated credit facility.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at December 31, 2019, 87 percent (2018 – 80 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 25

At December 31, 2019, letters of credit totaling $8 million were outstanding (2018 – $7 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

Financing expense consists of the following:

	Year ended December 31
	2019	2018
Interest on long-term-debt	$33	$21
Unwinding discount on lease liabilities	7	—

Financing	$40	$21

Obsidian Energy records unrealized foreign exchange gains or losses on our senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of senior notes upon their maturity. The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2019	2018
Realized foreign exchange loss on debt maturities	$(3)	$(8)
Unrealized foreign exchange gain	6	—

Foreign exchange gain (loss)	$3	$(8)

The Company is subject to certain financial covenants under our senior notes and syndicated credit facility. These types of financial covenants are typical for senior lending arrangements and include Senior debt and Total debt to Adjusted EBITDA and Senior debt and Total debt to capitalization, as more specifically defined in the applicable lending agreements. At December 31, 2019, the Company was in compliance with all of our financial covenants under such lending agreements.

In the first quarter of 2019, due to the impact of widening crude oil differentials in the fourth quarter of 2018, the Company entered into amending agreements with holders of our senior notes to temporarily amend our financial covenants for all quarters in 2019. Senior debt to Adjusted EBITDA and Total debt to Adjusted EBITDA was reset during this period and calculated on a rolling basis starting on January 1, 2019. The maximum for both ratios is to be less than or equal to 4.25:1 in 2019, decreasing to 3:1 from January 1, 2020 onwards for Senior debt to Adjusted EBITDA and 4:1 from January 1, 2020 onwards for Total debt to Adjusted EBITDA (which were the maximum ratios required prior to entering into the amending agreements). As part of the amending agreements, the Company agreed to pay an additional 50 bps in interest rate per annum, if the covenant is less than or equal to 3.00:1, 100 bps if the covenant is greater than 3.00:1 and less than or equal to 4.00:1 and 125 bps if the covenant is greater than 4.00:1 and less than or equal to 4.25:1. On December 31, 2019, Senior debt to Adjusted EBITDA and Total debt to Adjusted EBITDA was 2.57.

Subsequent to December 31, 2019, the Company entered into amending agreements with holders of our senior notes and our bank syndicate to update our financial covenants as follows:

•	for the period from January 1, 2020 onward both the Senior Debt and Total Debt to Adjusted EBITDA covenants have been eliminated; and

•	the maximum for both the Senior Debt and Total Debt to Capitalization will be permanently increased to 75 percent.

In 2015, as part of entering into amending agreements with its lenders and noteholders, the Company agreed to grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated bank facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 26

8. Lease liabilities

Total lease liabilities included in the consolidated balance sheet are as follows:

As at December 31
2019
Balance, January 1, 2019	$136
Additions (terminations)	1
Unwinding of discount on lease liabilities	7
Lease payments	(30)

Balance, December 31, 2019	$114
Current portion	$29
Long-term portion	85

Total	$114

Subsequent to December 31, 2019, the Company entered into an agreement with our building landlord to reduce the net amount payable under the Company’s office lease (including sub-lease recoveries) to a maximum of $0.8 million per month ($10 million per annum) for the period from February 1, 2020 through January 31, 2025, when the lease expires. The agreement will be included in the results of the first quarter of 2020.

The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after December 31, 2019:

	2020	2021	2022	2023	2024	Thereafter	Total
Office	$22	$22	$22	$22	$22	$2	$112
Transportation	6	3	3	—	—	—	12
Vehicle	1	1	1	—	—	—	3
Surface	—	—	—	—	—	6	6

Total	$29	$26	$26	$22	$22	$8	$133

Amounts recognized in Consolidated Statements of Income (Loss) and Consolidated Statements of Cash Flows

For 2019, the Company recorded $2 million of income from sub-leases related to our right-of-use assets. Expenses related to short-term leases and leases of low-value assets were insignificant during the year.

9. Provisions

	As at December 31
	2019	2018
Decommissioning liability	$100	$129
Office lease provision	13	85

Total	$113	$214
Current portion	$16	$28
Long-term portion	97	186

Total	$113	$214

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 27

Decommissioning liability

The decommissioning liability is based on the present value of Obsidian Energy’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. These estimates were made by management using information obtained from government estimates, internal analysis and external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2018—2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2018 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At December 31, 2019 the total decommissioning liability on an undiscounted, uninflated basis was $621 million (2018—$847 million).

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2019	2018
Balance, beginning of year	$129	$147
Net liabilities added (disposed) (1)	(6)	4
Increase (decrease) due to changes in estimates (2)	(10)	(23)
Liabilities settled	(14)	(9)
Transfers to liabilities for assets held for sale	(7)	—
Accretion charges	8	10

Balance, end of year	$100	$129

Current portion	$13	$12
Long-term portion	$87	$117

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.
(2)	In 2019 the discount rate increased from 6.5 percent to 7.0 percent.

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. These payments are reduced by recoveries under current sub-lease agreements that were recognized as non-lease components. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.0 percent (2018 – 6.5 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Year ended December 31
	2019 (1)	2018
Balance, beginning of year (Note 3)	$22	$101
Net additions (dispositions)	(5)	(5)
Decrease due to changes in estimates	(3)	(1)
Settlements	(2)	(16)
Accretion charges	1	6

Balance, end of year	$13	$85

Current portion	$3	$16
Long-term portion	$10	$69

(1)	Opening balance is different than closing 2018 balance due to implementation of IFRS 16.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 28

10. Risk management

Financial instruments consist of cash and cash equivalents, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At December 31, 2019, except for the senior notes described in Note 7 with a carrying value of $62 million (2018 – $82 million) and a fair value of $59 million (2018—$77 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated credit facility.

The fair values of all outstanding financial, commodity, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

At December 31, 2019 and 2018, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2019	2018
Balance, beginning of year	$9	$(50)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(9)	43
Foreign exchange forwards	—	(2)
Cross currency swaps	—	18

Total fair value, end of year	$—	$9

	As at December 31
Total fair value consists of the following:	2019	2018
Current asset portion	$—	$9

Total fair value	$—	$9

Obsidian Energy records our risk management assets and liabilities on a net basis in the consolidated balance sheets. At December 31, 2019 and 2018, there were no differences between the gross and net amounts.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 29

Obsidian Energy had the following financial instruments outstanding as at December 31, 2019. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude Oil
WTI Swaps	8,000 bbl/d	January 2020	$76.48/bbl	$—
WTI Swaps	5,000 bbl/d	February 2020	$77.37/bbl	—
WTI Swaps	5,000 bbl/d	March 2020	$77.38/bbl	—
WTI Swaps	4,000 bbl/d	April 2020	$78.11/bbl	—
WTI Swaps	3,000 bbl/d	May 2020	$77.92/bbl	—
WTI Swaps	2,000 bbl/d	June 2020	$77.41/bbl	—
AECO Swaps
AECO Swaps	21,800 mcf/d	January 2020	$2.54/mcf	—
AECO Swaps	17,000 mcf/d	February 2020	$2.45/mcf	—

Total				$—

Subsequent to December 31, 2019, the Company entered into the following additional crude oil and AECO Swaps:

Reference price	Notional volume	Term	Pricing
WTI	1,650 bbl/d	Q1 2020	$81.73/bbl

AECO	23,700 mcf/d	Q2 2020	$1.68/mcf
AECO	22,800 mcf/d	Q3 2020	$1.68/mcf

Based on commodity prices and contracts in place at December 31, 2019, a $1.00 change in the price per barrel of liquids of WTI would change pre-tax unrealized risk management by $1 million and a $1.00 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
	2019	2018
Realized
Settlement of commodity contracts/assignment	$(6)	$(65)
Settlement of foreign exchange contracts	—	(20)

Total realized risk management gain (loss)	(6)	(85)
Unrealized
Commodity contracts	(9)	43
Foreign exchange contracts	—	(2)
Cross-currency swaps	—	18

Total unrealized risk management gain (loss)	(9)	59

Risk management gain (loss)	$(15)	$(26)

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 30

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors, including, but not limited to, OPEC actions, world supply and demand fundamentals, pipeline capacity availability and geopolitical events. Natural gas prices are influenced by, including, but not limited to, the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Obsidian Energy’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Obsidian Energy’s policies may be exceeded with specific approval from the Board of Directors.

Subsequent to December 31, 2019, we have experienced significant volatility with crude oil prices due to macro-economic uncertainty, mainly due to OPEC and Russia abandoning production quotas and increasing production levels, reduced demand for commodity products as a result of the COVID-19 outbreak and potential lack of storage forcing production shut-ins. The duration and impact of these global events remain uncertain and could impact our cash flow and financial condition in the future.

Foreign Currency Rate Risk

Prices received for crude oil are referenced in US dollars, thus Obsidian Energy’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments.

In 2018, the Company’s outstanding Pound Sterling cross currency swap matured resulting in an $18 million realized loss.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. As at December 31, 2019, the Company’s maximum exposure to credit risk was $66 million (2018 – $62 million) which was comprised of $66 million (2018—$53 million) being the carrying value of the accounts receivable and $nil (2018 – $9 million) related to the fair value of the derivative financial assets.

The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Obsidian Energy is the operator or the potential to net offsetting payables to mitigate exposure. Obsidian Energy continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of our banking syndicate or counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 31

At December 31, 2019, $9 million of accounts receivable are past due (90+ days) but are considered to be collectible (2018—$15 million). The lifetime ECL allowances related to Obsidian Energy’s commodity product sales receivables and joint venture receivables recognized in accounts receivable was nominal as at and for the periods ended December 31, 2019 and 2018.

As at December 31, the following accounts receivable amounts were outstanding.

	Current	30-90 days	90+ days	Total (1)
2019	$48	$9	$9	$66
2018	$29	$9	$15	$53

(1)	In 2019, $4 million of accounts receivable is related to assets classified as held for sale (2018—$nil).

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Obsidian Energy may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2019, 87 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2018 – 80 percent).

As at December 31, 2019, a total of $62 million (2018 – $82 million) of fixed interest rate debt instruments was outstanding with an average remaining term of 1.5 years (2018 – 2.0 years) and an average interest rate of 5.7 percent (2018 – 5.8 percent).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost-effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2019:

	Long-term debt (1)	Accounts payable & accrued liabilities (2)	Share-based compensation accrual	Total
2020	$434	$116	$1	$551
2021	16	—	—	16
2022	8	—	—	8
2023	—	—	—	—
2024	—	—	—	—
Thereafter	$3	$—	$—	$3

(1)

The 2020 figure includes $399 million related to the syndicated credit facility, which at the balance sheet date was due for renewal in 2020. Subsequent to December 31, 2019, the Company entered into an agreement with members of our banking syndicate to extend the term-out period of the syndicated credit facility to November 30, 2021. Additionally, the Company also entered into an agreement with holders of our senior notes to change the maturity dates of senior notes previously due in 2020, 2022 and 2025 totaling US$35 million to November 30, 2021. Refer to Note 7 for additional details.

(2)	Includes $6 million of accounts payable and accrued liabilities related to assets classified as held for sale.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 32

11. Revenue

The Company’s significant revenue streams consist of the following:

	Year ended December 31
	2019	2018
Crude Oil	$357	$337
NGLs	16	32
Natural gas	35	50

Production revenues	$408	$419
Processing fees	8	11
Other income	2	14

Oil and natural gas sales and other income	$418	$444

In 2018, the Company monetized a physical delivery contract to Northern Border Ventura for $14 million, which was included in Other income.

12. Income taxes

The provision for income taxes is as follows:

	Year ended December 31
	2019	2018
Deferred tax recovery	$—	$—

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2019	2018
Loss before taxes	$(788)	$(305)
Combined statutory tax rate (1)	26.5%	27.0%
Computed income tax recovery	$(209)	$(82)
Increase (decrease) resulting from:
Share-based compensation	1	2
Non-taxable foreign exchange (gain) loss	(1)	2
Unrecognized deferred tax asset	177	89
Adjustments related to prior years	(5)	(11)
Tax rate reductions	34	—
Other	3	—

Deferred tax recovery	$—	$—

(1)

The tax rate represents the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2019 and December 31, 2018. Effective July 1, 2019, the Alberta corporate income tax rate was reduced from 12% to 11%. This resulted in a combined statutory tax rate of 26.5% for the year. The Alberta corporate income tax rate is scheduled to be reduced by an additional 1% each subsequent year until it reaches 8% in 2022.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 33

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2019	Provision (Recovery) in Income	Balance December 31, 2019
Deferred tax liabilities (assets)
PP&E	$525	$(242)	$283
Risk management	2	(2)	—
Leases	(22)	2	(20)
Decommissioning liability	(35)	10	(25)
Share-based compensation	1	(1)	—
Non-capital losses	(471)	233	(238)

Net deferred tax liability	$—	$—	$—

	Balance January 1, 2018	Provision (Recovery) in Income	Balance December 31, 2018
Deferred tax liabilities (assets)
PP&E	$614	$(89)	$525
Risk management	(8)	10	2
Leases	(27)	5	(22)
Decommissioning liability	(46)	11	(35)
Share-based compensation	(1)	2	1
Non-capital losses	(532)	61	(471)

Net deferred tax liability	$—	$—	$—

As at December 31, 2019, Obsidian Energy had approximately $2.6 billion (2018 – $2.5 billion) in total tax pools, including non-capital losses of $2.2 billion (2018—$2.1 billion). The non-capital losses are available for immediate deduction against future taxable income and expire in the years 2026 through 2040. A deferred tax asset has not been recognized in respect of non-capital losses of $961 million (2018 – $165 million) and tax credits of $49 million as there is not sufficient certainty regarding future utilization.

At December 31, 2019, Obsidian Energy had realized and unrealized net capital losses of $592 million (2018—$600 million). A deferred tax asset has not been recognized in respect of these losses as they may only be applied against future capital gains.

The Company has income tax filings that are subject to audit by taxation authorities, which may impact our deferred income tax position or amount. The Company does not anticipate adjustments arising from these audits and believes we have adequately provided for income taxes based on available information, however, adjustments that arise could be material.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 34

13. Shareholders’ equity

Effective June 5, 2019, the Company consolidated its common shares on the basis of seven old common shares outstanding for one new common share. All figures in the annual consolidated financial statements have been updated to reflect the 7:1 consolidation. Additionally, the number of units or options and the per unit or option prices under the RPSU plan, Option Plan, DSU plan and PSU plan have been updated accordingly.

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2018	72,048,713	$2,181
Issued on exercise of equity compensation plans (1)	425,006	4

Balance, December 31, 2018	72,473,719	$2,185
Issued on exercise of equity compensation plans (1)	537,769	2

Balance, December 31, 2019	73,011,488	$2,187

(1)	Upon exercise of awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

	Year ended December 31
Other Reserves	2019	2018
Balance, beginning of year	$99	$96
Share-based compensation expense	5	7
Net benefit on options exercised (1)	(2)	(4)

Balance, end of year	$102	$99

(1)	Upon exercise of awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 35

14. Share-based compensation

RPSU plan

Obsidian Energy has an RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RPSU plan	Year ended December 31
(number of shares equivalent)	2019	2018
Outstanding, beginning of year	1,235,202	1,199,625
Granted	971,916	915,173
Vested	(574,706)	(514,591)
Forfeited	(532,134)	(365,005)

Outstanding, end of year	1,100,278	1,235,202

Outstanding units – liability method	—	4,119
Outstanding units – equity method	1,100,278	1,231,083

Total	1,100,278	1,235,202

The fair value of the RPSU plan units under the equity method used the following weighted average assumptions:

	Year ended December 31
	2019	2018
Average fair value of units granted (per unit)	$2.77	$8.61
Expected life of units (years)	3.0	3.0
Expected forfeiture rate	1.0%	5.8%

PSU plan under the RPSU plan

The PSU plan under the RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for the RPSU plan. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash or shares.

	Year ended December 31
PSU awards (number of shares equivalent)	2019	2018
Outstanding, beginning of year	163,129	—
Granted	144,211	163,129
Vested	(22,929)	—
Forfeited	(191,987)	—

Outstanding, end of year	92,424	163,129

The liability under the plan was $nil at December 31, 2019 and 2018.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 36

Stock Option Plan

Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees and other service providers. In March 2017, the Board of Directors resolved to suspend all future grants of options under the Option Plan.

	Year ended December 31
	2019		2018
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	287,996	$25.34	523,225	$32.20
Exercised	—	—	(22,139)	8.40
Forfeited	(198,818)	32.04	(213,090)	43.89

Outstanding, end of year	89,178	$10.41	287,996	$25.34

Exercisable, end of year	77,066	$10.67	207,257	$31.29

	Options Outstanding			Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$8.00 - $12.99	83,621	$10.11	0.7	72,323	$10.37
$13.00 - $14.99	3,257	13.02	1.8	2,443	13.02
$15.00 - $17.99	2,300	17.64	0.5	2,300	17.64

	89,178	$10.41	0.8	77,066	$10.67

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At December 31, 2019, 847,100 DSUs (2018 – 189,122) were outstanding and $1 million was recorded as a current liability (2018 – $1 million).

PSU plan

Prior to June 2017, issuances of performance share units were made under the PSU plan. The PSU obligation is classified as a liability due to the cash settlement feature. At December 31, 2019, there were no outstanding performance share units.

	Year ended December 31
PSU awards (number of shares equivalent)	2019	2018
Outstanding, beginning of year	118,686	219,857
Vested	(89,386)	(60,600)
Forfeited	(29,300)	(40,571)

Outstanding, end of year	—	118,686

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 37

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RPSU plan which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RPSU plan (liability method), DSU plan and PSU plan is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Year ended December 31
	2019	2018
PSU plan	$—	$(1)
RPSU plan – equity method	5	7

Share-based compensation	$5	$6

The share price used in the fair value calculation of the PSU plan and DSU plan obligations at December 31, 2019 was $0.93 per share (2018 – $3.57). The expense under the DSU plan and Option plan were insignificant.

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, beginning on January 1, 2019 employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution (2018—$1.25 for each $1.00 of employee contribution). Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

15. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2019	2018
Net loss – basic and diluted	$(788)	$(305)

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2019	2018
Basic and Diluted	72,882,619	72,331,725

For 2019, 0.1 million shares (2018 – 0.3 million) that could be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 38

16. Changes in non-cash working capital increase (decrease)

	Year ended December 31
	2019	2018
Restricted cash	$(2)	$—
Accounts receivable (1)	(17)	53
Other current assets	—	6
Deferred funding asset	—	18
Accounts payable and accrued liabilities (2) (3)	(30)	(15)

	(49)	62

Operating activities	(40)	68
Investing activities	(9)	(6)

	$(49)	$62

Interest paid in cash	$35	$20
Income taxes paid (recovered) in cash	$—	$—

(1)	At December 31, 2019, $4 million is related to assets classified as held for sale (2018—$nil).
(2)	At December 31, 2019, $6 million is related to assets classified as held for sale (2018—$nil).
(3)	Includes share-based compensation plans.

17. Capital management

Obsidian Energy manages our capital to provide a flexible structure to support capital programs, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Obsidian Energy’s business strategy of providing strong shareholder returns.

Obsidian Energy defines capital as the sum of shareholders’ equity and long-term debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior notes.

Management reviews Obsidian Energy’s capital structure to allow our objectives and strategies to be met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to Adjusted EBITDA and other economic risk factors.

The Company is subject to certain quarterly financial covenants under its secured, syndicated credit facility and the senior secured notes. These financial covenants include Senior debt and Total debt to Adjusted EBITDA and Senior debt and Total debt to capitalization as defined in Obsidian Energy’s lending agreements. As at December 31, 2019, the Company was in compliance with all of our financial covenants under such lending agreements. Subsequent to December 31, 2019, the Senior debt and Total debt to Adjusted EBITDA covenants have been eliminated and the Senior debt and Total debt to capitalization covenants have been modified, see Note 7.

The Company intends to continue to identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 39

	Year ended December 31
(millions, except ratio amounts)	2019	2018
Components of capital
Shareholders’ equity	$1,092	$1,868
Long-term debt	$461	$419
Ratios
Senior debt to Adjusted EBITDA (1)	2.57	3.66
Total debt to Adjusted EBITDA (2)	2.57	3.66
Senior debt to capitalization (3)	30%	19%
Total debt to capitalization (4)	30%	19%
Priority debt to consolidated tangible assets (5)	—	—
Adjusted EBITDA (6)	$181	$116
Long-term debt	$461	$419
Bank overdraft	—	2
Letters of credit (7)	5	4

Senior debt and total debt	466	425
Total shareholders’ equity	1,092	1,868

Total capitalization	$1,558	$2,293

(1)	As at December 31, 2019, less than 4.25:1
(2)	As at December 31, 2019, less than 4.25:1
(3)	Not to exceed 50 percent
(4)	Not to exceed 55 percent
(5)	Priority debt not to exceed 15% of consolidated tangible assets.
(6)

Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to our syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

(7)	Letters of credit defined as financial under the lending agreements are included in the calculation.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 40

18. Commitments and contingencies

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Long-term debt (1)	$—	$461	$—	$—	$—	$—	$461
Transportation	9	7	5	3	2	8	34
Power infrastructure	7	2	—	—	—	—	9
Interest obligations	26	24	—	—	—	—	50
Office lease (before recoveries) (2)	24	25	25	25	25	2	126
Lease liability	1	1	1	—	—	6	9
Decommissioning liability	13	6	1	1	1	85	107

Total	$80	$526	$32	$29	$28	$101	$796

(1)

Based on agreements signed subsequent to December 31, 2019, the 2021 figure includes $399 million related to the syndicated credit facility that is due for renewal in 2021 and $62 million of senior notes set to mature in 2021, refer to Note 7 for further details. Historically, the Company has successfully renewed its syndicated credit facility.

(2)

Subsequent to December 31, 2019, the Company entered into an agreement with its building owner to reduce its annual net rent amount payable under our office lease to a maximum of $0.8 million per month ($10 million per annum) for the period from February 1, 2020 through January 31, 2025, when the lease expires. This led to a reduction in the commitment amount which is reflected in the table above.

Obsidian Energy has an aggregate of $62 million in senior notes maturing in 2021. Refer to Note 7 for further details.

Obsidian Energy’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access.

•	Power infrastructure commitments pertain to electricity contracts.

•	Interest obligations are the estimated future interest payments related to Obsidian Energy’s debt instruments.

•

Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Obsidian Energy’s net exposure under the leases. The future office lease commitments above will be reduced by sublease recoveries totaling $75 million.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (SEC) against Penn West was previously settled. The Company has been indemnifying two former employees pursuant to indemnity agreements in connection with ongoing claims brought by the SEC arising out of the same restatement. On July 18, 2019, the Company notified the two former employees that the Company did not believe that the former employees met the criteria for indemnification, that the amounts invoiced on account of indemnification to date were in any event unreasonable, and that the Company would not be making any further advancements on account of indemnification. At the same time, the Company commenced a proceeding in the Court of Queen’s Bench of Alberta against the two former employees, seeking a declaration that they had no further entitlement to indemnification, an order compelling them to repay all amounts advanced to date on account of indemnification, an order assessing the reasonableness of the amounts paid to date in respect of the indemnification, and other relief. In response, the two former employees brought a preliminary application to limit the evidence admissible in the proceeding. The preliminary application Judge ruled that the former employees are entitled to continued advancements pending the conclusion of the ongoing claims brought against them by the SEC and any appeals therefrom. The Company has appealed the preliminary application Judges’ decision to the Court of Appeal of Alberta. This appeal will likely be heard in December 2020. Expenses related to this matter have been included in the other expense line in the Consolidated Statements of Income (Loss).

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 41

19. Related-party transactions

Operating entities

The consolidated financial statements include the results of Obsidian Energy Ltd. and our wholly owned subsidiaries, notably the Obsidian Energy Partnership. Transactions and balances between Obsidian Energy Ltd. and all of our subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

In 2019, key management personnel include the Interim President and Chief Executive Officer, Chief Financial Officer, Vice-Presidents and the Board of Directors. The Human Resources, Governance & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are also recommended by the Human Resources, Governance & Compensation Committee of the Board. The remuneration of the directors and key management personnel of Obsidian Energy during the year is below.

	Year ended December 31
	2019	2018
Salary and employee benefits	$2	$3
Termination benefits	1	—
Share-based payments (1)	1	—

	$4	$3

(1)	Includes changes in the fair value of PSUs, DSUs and non-cash charges related to the Option Plan and RPSU plan (equity method) for key management personnel.

20. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2019, employee compensation costs of $16 million (2018—$17 million) were included in operating expenses and $21 million (2018—$26 million) were included in general and administrative expenses on a gross basis.

OBSIDIAN ENERGY 2019	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 42